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                                                                    EXHIBIT 99.2




                   LAIDLAW TO EXPAND IN EMERGENCY HEALTHCARE
                AGREEMENT SIGNED TO ACQUIRE EMCARE HOLDINGS INC.

BURLINGTON, ONTARIO AND DALLAS, TEXAS, JULY 30, 1997 -- Laidlaw Inc. (NYSE:LDW.B; TSE and ME:LDM) and EmCare Holdings Inc. (Nasdaq:EMCR) today announced that they have entered into a definitive agreement under which Laidlaw will acquire, for cash, all outstanding shares of Dallas, Texas-based, EmCare Holdings Inc. -- a leading emergency physician practice management corporation. Under the terms of the agreement, a cash tender offer, EmCare shareholders will be offered $38.00 (U.S.) per share. Aggregate value of the transaction is $400.0 million based on approximately 8.2 million outstanding EmCare shares, $25.0 million of costs associated with stock options retired and the assumption of $65 million of debt.

EmCare and Laidlaw have signed a merger agreement pursuant to which Laidlaw will commence a tender offer within five business days from today. EmCare's Board of Directors has received a fairness opinion from its financial advisor, Donaldson, Lufkin & Jenrette Securities Corporation, and the Board is recommending that all EmCare shareholders accept Laidlaw's offer. Morgan Stanley & Co., Incorporated is acting as advisor to Laidlaw. It is expected the transaction will be completed in September and is subject to the tender of a minimum of 51% of EmCare's voting shares and other customary conditions, including normal regulatory approvals.

EmCare is widely regarded within its industry as a premier provider of emergency physician practice management services. Founded in 1972, the company provides a variety of services to hospital emergency departments, principally physician recruitment and staffing as well as inpatient, primary and managed care services contracting. More than 90% of its $250 million annualized revenue is generated by the management of emergency departments under 131 contracts in 162 hospitals. EmCare operates in 21 states and contracts with 1,800 physicians who annually provide care for more than three million patients. EmCare will integrate the STAT emergency department management business of Laidlaw's American Medical Response (AMR) into its operations.

EmCare's founding chairman and chief executive officer, Dr. Leonard M. Riggs Jr., and its president and chief operating officer, William F. Miller III, will remain in their respective positions with EmCare, which will

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operate as a division of Laidlaw. They have agreed to tender their EmCare shares representing, in aggregate, about 15% of the total outstanding. They have each agreed to reinvest approximately 25% of their after-tax proceeds from the transaction in Laidlaw shares in order to significantly align their interests with those of Laidlaw's existing shareholders.

Commenting on the merger, James R. Bullock, Laidlaw's president and CEO said,

        "For some time, our intention has been to expand our role in the healthcare service industry into markets associated with the emergency transportation we now provide with AMR. The acquisition of EmCare is a concrete example of this direction.

        "EmCare, when added to the base we've built from the integration of AMR and MedTrans, makes Laidlaw a clear leader in the provision of emergency healthcare transportation and emergency physician practice management. Additionally, this acquisition will strengthen our emergency American Medical Pathways - a nurse triage service - and position Laidlaw as a growing force in a broader range of emergency healthcare services."

EmCare's Dr. Riggs stated,

        "With our focus on unscheduled, episodic care we will provide a strong complement to Laidlaw's existing emergency healthcare services. I look forward to working with the Laidlaw team to continue EmCare's growth and success. I believe this transaction is in the best interests of all EmCare's shareholders."

EmCare Holdings Inc. is a leading provider of physician services management in hospital management in hospital emergency departments and other practice settings. EmCare provides practice management services to its physician contractors and arranges contracts and schedules for their services. EmCare has managed emergency physicians for more than 20 years primarily in larger hospitals with high-volume emergency departments.


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Based in Burlington, Ontario, Laidlaw Inc. is the largest emergency healthcare transportation, school busing and municipal transit service company in North America.

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Contacts:       1-800-563-6072

                T.A.G. Watson               Vice President, Communications
                ext. 309                           Laidlaw Inc.

                Les Haworth                 Senior Vice President and CFO
                ext. 208                           Laidlaw Inc.

                Website:                    www.laidlaw.com

                Dr. Leonard M. Riggs, Jr.   Chairman and C.E.O.
                214-712-2000                EmCare Holdings Inc.

                Robert P. Jones/Jill Ruja
                212-850-5600                Morgen-Walke Associates

                David Sassoon               Media Contact
                212-850-5600                Morgen-Walke Associates

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